[LETTER HEAD OF PRICE WATERHOUSE]

January 20, 1998

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ladies and Gentlmen:

We have read Item 4 of Cotelligent Group, Inc.'s From 8-K dated January 9, 1998 and are in agreement with the statements contained in paragraph 4(A) therin except for paragraphs 4(A)(iii) and (iv) for which we have no basis to comment.

Very truly yours,

/s/Price Waterhouse LLP